

Mail Stop 3720

February 2, 2009

<u>Via U.S. Mail and Fax (604-909-1679)</u>
Mr. Daniel Savino
Chief Executive Officer
Smart Comm International Ltd.
1685 H Street, Suite 905
Blaine, Washington 98230

RE: **Smart Comm International Ltd. (formerly Woize International Ltd.)**
        Form 10-KSB for the year ended March 31, 2008
        Filed July 14, 2008

        Form 10-Q for the Quarterly Period Ended September 30, 2008
        File No. 0-51797

Dear Mr. Savino:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended March 31, 2008

Consolidated Financial Statements

Consolidated Balance Sheet, page F-1

1.   We note your current asset of Advance to merger candidate in the amount of $200,000 and the reference to Note 4. Note 4 relates to discontinued operations and does not discuss a $200,000 advance. Tell us what this amount is related to and how you presented it in subsequent periods

8. Commitments and Contingencies, page F-15

2.   Please tell us in detail the reasons for your belief that you have incurred a liability as a result of your subsidiary's bankruptcy.

9. Subsequent Events

Acquisition of Smart Devices, page F-16

3.   We note the reference to a liability in the amount of $200,000 for the secured convertible note that you issued to Smart Comm. Please tell us where this amount can be found in your Consolidated Balance Sheet.

4.   Tell us how you determined the values of the warrants and common stock issued. We note that the share of your unregistered securities at that time was $0.003 and $0.02 per share.

5.   Since the acquisition of Smart Devices represents a significant acquisition for you, it appears that you should file audited financial statements for Smart Devices Ltd in accordance with Rule 8-04 of Regulation S-X. Similarly you are required to file pro forma financial information in accordance with Rule 8-05 of Regulation S-X.

6.   Further, tell us your consideration of the requirement to file Form 8-K as stated in Rule 8-03(b) (4) of Regulation S-X.

Form 10-Q for the Quarter Ended September 30, 2008

4. Intangible assets, page 10

7.   Tell us how you determined the fair value of the intangible assets acquired in the acquisition of Smart Devices.

8.   Disclose the useful lives of the intangible assets.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3251 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Richard Friedman Esq.
        Marcelle S. Balcombe Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006